Exhibit 99.3

 Appointment of Proxyholder  I/We, being holder(s) of common shares of Electra Battery Materials Corporation (the “Company”), hereby appoint: Trent Mell, President and Chief Executive Officer, or, failing him, Peter Park, Chief Financial Officer (the “Management Nominees”) OR  Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the annual general and special meeting of shareholders of the Company on Tuesday, October 24, 2023, at 11:00 a.m. (Toronto time) in the York Room at the Sheraton Centre Toronto Hotel, located at 123 Queen Street W, Toronto, Ontario, M5H 2M9 (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.  Management recommends voting FOR Resolutions 1-4. Please use a dark black pencil or pen.  Under Canadian securities laws, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to our website services.tsxtrust.com/financialstatements and input code 0367A.      I would like to receive quarterly financial statements I would like to receive annual financial statements      I would like to receive the information circular for the next meeting  I would like to receive future mailings by email at   I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted FOR each matter by the Management Nominees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.     Signature(s) Date  Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received no later than 11:00 a.m. (Toronto time) on Friday, October 20, 2023.  FOR  WITHHOLD  1. Appointment of Auditor  To appoint MNP LLP as the Auditor of the Company for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the Auditor  FOR  AGAINST  Election of Directors  Trent Mell  John Pollesel  C.L. “Butch” Otter  Susan Uthayakumar  FOR  AGAINST  3. 2022 Amended and Restated LTIP  To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders to approve the 2022 Amended and Restated LTIP, as more particularly described in the accompanying management information circular of the Company dated September 5, 2023 (the “Circular”)  FOR  AGAINST  4. ESP Plan  To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders authorizing the Employee Share Purchase Plan for the Company, as more particularly described in the Circular

 Proxy Form – Annual General and Special Meeting of Shareholders of Electra Battery Materials Corporation on Tuesday, October 24, 2023, at 11:00 a.m. (Toronto time) in the York Room at the Sheraton Centre Toronto Hotel, located at 123 Queen Street W, Toronto, Ontario, M5H 2M9 (the “Meeting”)  Notes to Proxy  This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.  If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.  Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one management information circular with respect to the Meeting and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.  If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.  Each securityholder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided above.  The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed above, this proxy will be voted as recommended by management.  7. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.   This proxy should be read in conjunction with the management information circular and other proxy-related materials provided by management for the Meeting.  This proxy is solicited by and on behalf of management of the Company.  As noted above, this proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matter identified in the notice of meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement, thereof, whether or not the matter is routine and whether or not the matter is contested.  How to Vote  INTERNET  Go to www.meeting-vote.com Cast your vote online  View Meeting documents  TELEPHONE  Use any touch-tone phone, call toll free in  Canada and United States 1-888-489-5760 and follow the voice instructions  To vote using your smartphone,  please scan this QR Code   To vote by telephone or Internet you will need your control number. If you vote by Internet or telephone, do not return this proxy.  MAIL, FAX or EMAIL  Complete and return your signed proxy in the envelope provided or send to:  TSX Trust Company  P.O. Box 721  Agincourt, ON M1S 0A1  You may alternatively fax your proxy to 416-595-9593 or scan and email to proxyvote@tmx.com.  An undated proxy is deemed to be dated on the day it was received by TSX.  If you wish to receive investor documents electronically in future, please visit services.tsxtrust.com/edelivery to enrol.  All proxies must be received no later than 11:00 a.m. (Toronto time) on Friday, October 20, 2023.